1851 Securities, Inc. One American Row Hartford, Connecticut 06102

December 14, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PHL Variable Insurance Company
Pre-Effective Amendment No. 2 to Form S-1 File No. 333-164872

To the Commission Staff:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Principal Underwriter requests acceleration of the effectiveness of the above captioned registration statement to December 16, 2010 or as soon as practicable thereafter.

Thank you for your kind consideration in this matter.

SINCERELY,

/s/ John H. Beers
John H. Beers Vice President and Secretary